Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 29, 2024

FOIA CONFIDENTIAL TREATMENT REQUESTED

The entity requesting confidential treatment is

Rapport Therapeutics, Inc.

1325 Boylston Street, Suite 401

Boston, MA 02215

Telephone: (857) 321-8020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard, Joe McCann, Daniel Gordon and Jenn Do

RE: Rapport Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-279486

CIK No. 0002012593

Rule 83 Confidential Treatment Request by Rapport Therapeutics, Inc.

Dear Ladies and Gentlemen:

On behalf of Rapport Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 24, 2024 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on March 27, 2024, and subsequently publicly filed by the Company with the Commission on May 17, 2024 (File No. 333-279486) (the “Registration Statement”), we submit this supplemental letter to address comment 5 of the Comment Letter.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

May 29, 2024

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the final price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Prior to the effectiveness of the Registration Statement, the Company intends to implement a reverse stock split of its common stock (the “Stock Split”). The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the actual price range. For purposes of this letter, we have presented all dollar and per share amounts without giving effect to the Stock Split to be consistent with the current presentation in the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Abraham N. Ceesay and Troy I. Ignelzi before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type and have followed the comment with the Company’s response.

5.

We note the determination of fair value information provided on page 108. Noting from page F-38 the option grants made in January-March 2024, once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the Company’s common stock, par value $0.001 per share (“Common Stock”), underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its Common Stock and the estimated offering price for its initial public offering (“IPO”).

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPPORT THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

May 29, 2024

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Common Stock to date, the estimated fair value of its Common Stock has been determined by the Company’s board of directors (the “Board”) as of the date of each equity award, with input from management, considering the Company’s most recently available third-party valuations of its Common Stock, and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Subsequent to the Board-approved third-party valuations, the fair values of the Common Stock as of the date of certain equity awards were adjusted in connection with a retrospective fair value assessment for accounting purposes, as described below. These retrospective third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

Valuation Methodologies

As disclosed in the Registration Statement, the Company’s enterprise value valuations were prepared using either an option pricing method (“OPM”) market-adjusted back-solve approach based on a recent arms-length transaction, or the probability-weighted expected return method (“PWERM”), with an IPO scenario and either a sale scenario or a continued operation scenario. The Company’s enterprise value in the IPO scenario was based on guideline IPO transactions identified within the last one to three years, which was adjusted by a risk-adjusted discount rate. The Company’s enterprise value for the continued operation scenario was based on an OPM market-adjusted back-solve method. The estimated enterprise value was then allocated to Common Stock using a current value method (“CVM”) for the IPO scenario. Under the CVM, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the convertible preferred stock liquidation preferences at the time of the liquidity event. A discount for lack of marketability (“DLOM”) of the common stock is then applied to arrive at an indication of value for the common stock. The OPM and a calibration analysis were used for the continued operation scenario. The OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. The calibration analysis is an approach that considers the changes in the market and the company’s operations since the latest round of equity financing and adjusts the previously derived equity value for those changes.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPPORT THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

May 29, 2024

Board-Approved Third-Party Valuations

The Company’s most recent third-party valuations of its Common Stock utilized by the Board in determining exercise prices at the time of each equity award were as follows:

Date of Third-Party Valuation	Date of Board Approval	Estimated Fair Market Value of Common Stock per Share
August 31, 2023	December 6, 2023	$0.21
December 31, 2023	February 7, 2024	$0.52
February 26, 2024	March 25, 2024	$1.12
March 31, 2024	May 7, 2024	$1.35

Equity Awards Between December 6, 2023 and May 7, 2024

The following table summarizes by grant date the number of shares subject to awards granted between December 6, 2023 and May 7, 2024, the per share exercise price of the awards and the fair value of Common Stock underlying the awards on each grant date:

Grant Date	Type of Award	Number of Shares Subject to Award	Per Share Exercise Price or Purchase Price of Award	Per Share Fair Value of Common Stock on Grant Date		Per Share Estimated Fair Value of Award on Grant Date(1)
12/06/2023	Option	11,595,429	$0.21	$0.74	(2)	$0.67
12/06/2023	Option	195,000	$0.21	$0.74	(3)	$0.71	(4)
01/13/2024	Option	300,000	$0.21	$0.74	(5)	$0.67
02/07/2024	Option	1,130,000	$0.52	$1.12	(6)	$0.95
03/25/2024	Option	9,677,077	$1.12	$1.35	(7)	$1.06
03/25/2024	Option	35,000	$1.12	$1.35	(8)	$1.22	(4)
05/07/2024	Option	790,000	$1.35	$1.35		$1.06

(1)	The per share estimated fair value of options reflects the fair value of options granted on each grant date determined using the Black-Scholes option-pricing model.
(2)

At the time of the option grant to employees on December 6, 2023, the Board determined that the fair value of the Common Stock of $0.21 per share reasonably reflected the fair value of the Common Stock as of the grant date. However, the fair value of the Common Stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(3)

At the time of the option grant to consultants on December 6, 2023, the Board determined that the fair value of the Common Stock of $0.21 per share reasonably reflected the fair value of the Common Stock as of the grant date. However, the fair value of the Common Stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPPORT THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

May 29, 2024

(4)

The Black-Scholes estimated fair value resulted in a different fair value for these grants as compared to the grants on the same date above because these grants were made to consultants, which requires the use of different assumptions.

(5)

At the time of the option grant to a member of the Board on January 13, 2024, the Board determined that the fair value of the Common Stock of $0.21 per share reasonably reflected the fair value of the Common Stock as of the grant date. However, the fair value of the Common Stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(6)

At the time of the option grant to employees on February 7, 2024, the Board determined that the fair value of the Common Stock of $0.52 per share reasonably reflected the fair value of the Common Stock as of the grant date. However, the fair value of the Common Stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(7)

At the time of the option grant to employees on March 25, 2024, the Board determined that the fair value of the Common Stock of $1.12 per share reasonably reflected the fair value of the Common Stock as of the grant date. However, the fair value of the Common Stock as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

(8)

At the time of the option grant to consultants on March 25, 2024, the Board determined that the fair value of the Common Stock of $1.12 per share reasonably reflected the fair value of the Common Stock as of the grant date. However, the fair value of the Common Stock as of the date as of the date of this grant was adjusted in connection with a retrospective fair value assessment for accounting purposes.

December 6, 2023 and January 13, 2024 Equity Awards

The fair value of the Common Stock of $0.21 per share at August 31, 2023 was determined with the assistance of an independent third-party valuation firm and approved by the Board on December 6, 2023. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the Internal Revenue Service’s Internal Revenue Code (the “IRC”) with respect to options granted on December 6, 2023 and January 13, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options. This valuation utilized the hybrid method, which included considerations of immediate liquidation scenario and continued operations scenario. The valuation assigned a [***]% probability weight to the immediate liquidation scenario and a [***]% probability weigh to the continued operations scenario. A [***]% DLOM of the Common Stock was then applied to arrive at an indication of value for the Common Stock.

The fair value of the Common Stock as of December 6, 2023 and January 13, 2024 was subsequently adjusted to $0.74 per share, in connection with a retrospective fair value valuation for financial reporting purposes prepared as of December 31, 2023. In particular, the retrospective valuation determined the Company’s enterprise value using the hybrid method, which included a PWERM, with an IPO scenario and a sale scenario. The Company’s enterprise value in the IPO scenario was based on guideline IPO transactions identified within the last one to three years, which was adjusted by a risk-adjusted discount rate. The IPO scenario also assumed an estimated

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPPORT THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

May 29, 2024

timeline for the IPO to occur. The valuation assigned a [***]% probability to the IPO scenario. The Company’s enterprise value for the sale scenario was based on an OPM market-adjusted back-solve method based on the $1.67727 price per share paid by new and existing investors in the closing of the Company’s Series B convertible preferred stock in August 2023. The market adjustment applied to the equity value considered the performance of guideline public companies and the biotech indices since the most recent sale of the Company’s convertible preferred stock through the valuation date. The valuation assigned a [***]% probability to the sale scenario. A [***]% and [***]% DLOM of the Common Stock was then applied to the IPO scenario and sale scenario, respectively, to arrive at an indication of value for the Common Stock.

February 7, 2024 Equity Awards

The fair value of the Common Stock of $0.52 per share at December 31, 2023 was determined with the assistance of an independent third-party valuation firm and approved by the Board on February 7, 2024. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on February 7, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options. This valuation utilized the hybrid method, which included considerations of an IPO exit, immediate liquidation scenario and continued operations scenario. The valuation assigned a [***]% probability weight to the IPO scenario, a [***]% probability weight to the immediate liquidation scenario and a [***]% probability weight to the continued operations scenario. A [***]%, [***]% and [***]% DLOM of the Common Stock was then applied to the IPO scenario, immediate liquidation scenario and continued operations scenario, respectively, to arrive at an indication of value for the Common Stock.

The fair value of the Common Stock as of February 7, 2024 was retrospectively adjusted to $1.12 per share for accounting purposes, in connection with the third-party fair value valuation prepared as of February 26, 2024.

March 25, 2024 Equity Awards

The fair value of the Common Stock of $1.12 per share at February 26, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on March 25, 2024. This valuation was used to support the fair value of the Common Stock with respect to options granted on March 25, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options. The valuation utilized the hybrid method which included a PWERM scenario-based approach, with an IPO scenario, and a continued operations scenario. The IPO scenario was assigned a probability weight of [***]%, which considered guideline IPO transactions identified within the last one to three years and the Company’s progress toward an IPO since December 31, 2023, as adjusted by a DLOM of [***]%. The Company’s continued operation scenario was assigned a probability weight of [***]% and reflected the market adjustment to the Company’s equity value since December 31, 2023, based on consideration given to the performance of guideline public companies and the biotech indices as well as the Company’s entity specific factors. A DLOM of [***]% was then applied to arrive at an indication of value for the Common Stock under the continued operation scenario.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPPORT THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

May 29, 2024

The fair value of the Common Stock as of March 25, 2024 was retrospectively adjusted to $1.35 per share for accounting purposes, in connection with the third-party fair value valuation prepared as of March 31, 2024.

May 7, 2024 Equity Awards

The fair value of the Common Stock of $1.35 per share at March 31, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on May 7, 2024. This valuation was used to support the fair value of the Common Stock with respect to options granted on May 7, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options. The valuation utilized the hybrid method which included a PWERM scenario-based approach, with an IPO scenario, and a continued operations scenario. The IPO scenario was assigned a probability weight of [***]%, which considered guideline IPO transactions identified within the last one to three years and the Company’s progress toward an IPO since February 26, 2024, as adjusted by a DLOM of [***]%. The Company’s continued operation scenario was assigned a probability weight of [***]% and reflected the market adjustment to the Company’s equity value since February 26, 2024, based on consideration given to the performance of guideline public companies and the biotech indices as well as the Company’s entity specific factors. A DLOM of [***]% was then applied to arrive at an indication of value for the Common Stock.

The Company does not intend to grant any additional equity awards under the existing 2022 Stock Option and Grant Plan leading up to the completion of the proposed IPO, assuming the Company’s current timeline.

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to the Stock Split, resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPPORT THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

May 29, 2024

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal quantitative determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to [***], 2024, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

In addition, the Company believes that the difference between the March 31, 2024 fair value determination of $1.35 per share, which does not reflect the anticipated Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and continued positive developments with respect to the Company’s business that occurred subsequent to March 31, 2024, the date of the Company’s most recent determination of the fair value of its Common Stock:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s third-party valuation of the Common Stock as of March 31, 2024, which considered an additional potential outcome. Specifically, in the third-party valuation, the probability weighting for the combined IPO scenario was [***]%.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Common Stock has been created, and, therefore, it excludes any DLOM of the Common Stock, which was taken into account in the third-party valuation as of March 31, 2024. The DLOM in the valuation that was applied to the IPO scenario was [***]%.

•

If the Company had applied a weighting of 100% to the short term IPO scenario in the third-party valuation as of March 31, 2024, the estimated fair value of the Common Stock would have been $[***] per share (before giving effect to any DLOM), which is above the high end of the range of $[***] per share, currently contemplated in the offering.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding convertible preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the redeemable convertible preferred stock as compared to the Common Stock.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPPORT THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

May 29, 2024

•

Since May 7, 2024, the last date on which the Company referenced the March 31, 2024 third-party valuation in connection with option grants, the Company has taken several steps toward the completion of an IPO, including publicly filing the Registration Statement with the Commission on May 17, 2024.

•

The valuations of comparable companies that have completed or launched IPOs from January 2024 to date, which valuations reflected increases from the last rounds of private equity financing prior to such IPOs, i.e., reflecting step-up multiples in the IPO.

•	From May 7, 2024 to May 29, 2024, the Company conducted [***] “testing-the-waters” meetings with prospective investors, and as a result, the Company elected to continue to pursue an IPO.

•

In determining the Preliminary Price Range, the underwriters utilized a number of valuation methodologies, including a discounted cash flow analysis, factors likely to affect the Company’s revenues and profitability, and relevant trading multiples for comparable public companies.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

The Company believes the Preliminary Price Range for the IPO is reasonable. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation Expense—Determination of Fair Value of Common Stock” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*-*-*-*

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPPORT THERAPEUTICS, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

May 29, 2024

If you have any questions or comments regarding the foregoing, or if there is any additional information that we may provide to assist the Staff’s review, please contact the undersigned at (212) 459-7340.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ Justin S. Platt
Justin S. Platt, Esq., Goodwin Procter LLP

cc:	Abraham N. Ceesay, Rapport Therapeutics, Inc.
Troy Ignelzi, Rapport Therapeutics, Inc.
Kingsley L. Taft, Goodwin Procter LLP
Stephanie A. Richards, Goodwin Procter LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RAPPORT THERAPEUTICS, INC.